UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Everspin Technologies, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

30041T1043

 (CUSIP Number)

Peter Hebert
Lux Capital Management, LLC
295 Madison Avenue, 24th Floor, New York, NY 10017
(646) 349-2960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30041T1043	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lux Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
974,678 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
974,678 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
974,678 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30041T1043	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lux Ventures II Sidecar, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
40,872 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
40,872 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,872 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30041T1043	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lux Venture Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,015,550 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,015,550 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,015,550 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30041T1043	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lux Venture Associates II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,015,550 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,015,550 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,015,550 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 30041T1043	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lux Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,015,550 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,015,550 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,015,550 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 30041T1043	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter Hebert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,015,550 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,015,550 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,015,550 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 30041T1043	13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joshua Wolfe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
1,015,550 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
1,015,550 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,015,550 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 30041T1043	13D	Page 9 of 18 Pages

Schedule 13D

Item 1.    Security and Issuer.

This statement relates to the common stock, $.0001 par value (the "Common Stock") of Everspin Technologies, Inc. (the "Issuer") having its principal executive office at 1347 N. Alma School Road, Suite 220, Chandler, AZ 85224.

Item 2.    Identity and Background.

This statement is being filed by:

(a) Lux Ventures II, L.P., ("LVII");

(b) Lux Ventures II Sidecar, L.P., ("Sidecar");

(c) Lux Venture Partners II, L.P., ("LVPII"), which is the general partner of each of LVII and Sidecar;

(d) Lux Venture Associates II, LLC, ("LVAII"), which is the general partner of LVPII;

(e) Lux Capital Management, LLC, ("LCM LLC), which is the sole member of LVAII; and

(f) Peter Hebert ("Hebert") and Joshua Wolfe ("Wolfe") (together, the "Individual Managers"), are the managing partners of LCM LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of LVII, Sidecar, LVPII, LVAII, LCM LLC and Joshua Wolfe is Lux Capital Management, LLC, 295 Madison Avenue, 24th Floor, New York, NY 10017.  The address of the principal business office of Peter Hebert is Lux Capital Management, LLC, 1600 El Camino Real, Suite 290, Menlo Park, CA 94025.

The principal business of LVII and Sidecar is to invest in seed and early-stage ventures across multiple sectors, principally in the United States.  The principal business of LVPII is to act as the general partner of LVII and Sidecar.  The principal business of LVAII is to act as the general partner of LVPII. The principal business of LCM LLC is to act as the sole member of LVAII. The principal business of the Individual Managers is to act as the managing partners of LCM LLC.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

LVII, Sidecar and LVPII are limited partnerships organized under the laws of the State of Delaware.  LVAII and LCM LLC are limited liability companies organized under the laws of the State of Delaware. Each of the Individual Managers is a United States citizen.

CUSIP No. 30041T1043	13D	Page 10 of 18 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

On October 7, 2016, the Registration Statement on Amendment No. 2 to Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-213569) in connection with its initial public offering of 5,000,000 shares of Common Stock of the Issuer (the "IPO") was declared effective.  The closing of the IPO took place on October 13, 2016, and at such closing LVII purchased an aggregate of 131,889 shares of Common Stock at the IPO price of $8.00 per share.  In addition, prior to the IPO, LVII purchased from the Issuer in a series of private transactions, 305,147 shares of Common Stock, 211,065 shares of Series A Preferred Stock ("LVII Series A Stock"), 113,833 shares of Series B Preferred Stock ("LVII Series B Stock") and $1,328,658.08 worth of 5% Convertible Subordinated Promissory Notes ("LVII Promissory Notes") for an aggregate purchase price of $9,448,677.  Immediately prior to the closing of the IPO, the shares of LVII Series A Stock, LVII Series B Stock and the LVII Promissory Notes (including $84,482 of accrued interest thereon) automatically converted into 537,642 shares of Common Stock of the Issuer.  LVII now holds a total of 974,678 shares of the Issuer's Common Stock (the "LVII Shares").

Sidecar purchased an aggregate of 5,531 shares of Common Stock at the IPO price of $8.00 per share.  In addition, prior to the IPO, Sidecar purchased from the Issuer in a series of private transactions, 12,796 shares of Common Stock, 8,851 shares of Series A Preferred Stock ("Sidecar Series A Stock"), 4,773 shares of Series B Preferred Stock ("Sidecar Series B Stock"), and $55,718.44 worth of 5% Convertible Subordinated Promissory Notes ("Sidecar Promissory Notes") for an aggregate purchase price of $396,237.  Immediately prior to the closing of the IPO, the shares of Sidecar Series A Stock, Sidecar Series B Stock and the Sidecar Promissory Notes (including $3,543 of accrued interest thereon) automatically converted into 22,545 shares of Common Stock of the Issuer.  Sidecar now holds a total of 40,872 shares of the Issuer's Common Stock (the "Sidecar Shares").

The working capital of LVII was the source of the funds for the purchase of the LVII Shares.  No part of the purchase price of the LVII Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the LVII Shares.

The working capital of Sidecar was the source of the funds for the purchase of the Sidecar Shares.  No part of the purchase price of the Sidecar Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Sidecar Shares.

Item 4.    Purpose of Transaction.

LVII acquired the LVII Shares and Sidecar acquired the Sidecar shares for investment purposes.  Peter Hebert has been serving as a member of the Board of Directors of the Issuer since June 2008.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, LVII, Sidecar and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Additionally, LVII and Sidecar, directly or indirectly (including through Mr. Hebert), and the other Reporting Persons may engage in discussions with the Issuer's management, Board of Directors or other shareholders concerning the Issuer's business, assets, strategy, capitalization, corporate structure, composition of management and the Board of Directors, and dividend policy.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 30041T1043	13D	Page 11 of 18 Pages

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)	LVII is the record owner of the LVII Shares. As the general partner of LVII, LVPII may be deemed to own beneficially the LVII Shares. As the general partner of LVPII, LVAII may be deemed to own beneficially the LVII Shares. As the general partner of LVAII, LCM LLC may be deemed to own beneficially the LVII Shares. As the managing partners of LCM LLC and the Individual Managers may be deemed to own beneficially the LVII Shares.

Sidecar is the record owner of the Sidecar Shares.  As the general partner of Sidecar, LVPII may be deemed to own beneficially the Sidecar Shares.  As the general partner of LVPII, LVAII may be deemed to own beneficially the Sidecar Shares. As the general partner of LVAII, LCM LLC may be deemed to own beneficially the Sidecar Shares. As the managing partners of LCM LLC and the Individual Managers may be deemed to own beneficially the Sidecar Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of LVII, Sidecar, LVPII, LVAII and LCM LLC may be deemed to share the power to direct the disposition and vote of the LVII Shares and the Sidecar Shares.

Each Reporting Person disclaims beneficial ownership of the LVII Shares and the Sidecar Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet.  Such percentage was calculated based on the 12,492,015 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer's prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on October 7, 2016.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets;

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets;

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets; and

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

CUSIP No. 30041T1043	13D	Page 12 of 18 Pages

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

LVII and Sidecar have entered into a lock-up agreement with the underwriters of the IPO pursuant to which LVII and Sidecar have generally agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer's Common Stock or any securities convertible into shares or exercisable or exchangeable for shares of the Issuer's Common Stock, or enter into any swap or other arrangement for transfer to another, in whole or in part, any of the economic consequences of ownership of the Issuer's Common Stock, for a period of 180 days after October 7, 2016 without the consent of Stifel, Nicolaus & Company, Incorporated and Needham & Company, LLC.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 30041T1043	13D	Page 13 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 8th day of February, 2017.

LUX VENTURES II, L.P.

By:	LUX VENTURE PARTNERS II, L.P. General Partner

By:	LUX VENTURE ASSOCIATES II, LLC General Partner

By:	LUX CAPITAL MANAGEMENT, LLC Sole Member

By:           *
 Peter Hebert
 Managing Director

LUX VENTURES II SIDECAR, L.P.

By:	LUX VENTURE PARTNERS II, L.P. General Partner

By:	LUX VENTURE ASSOCIATES II, LLC General Partner

By:	LUX CAPITAL MANAGEMENT, LLC Sole Member

By:           *
       Peter Hebert
 Managing Director

LUX VENTURE PARTNERS II, L.P.

By:	LUX VENTURE ASSOCIATES II, LLC General Partner

By:	LUX CAPITAL MANAGEMENT, LLC Sole Member

By:           *
       Peter Hebert
 Managing Director

CUSIP No. 30041T1043	13D	Page 14 of 18 Pages

LUX VENTURE ASSOCIATES II, LLC

By:	LUX CAPITAL MANAGEMENT, LLC Sole Member

By:           *
       Peter Hebert
       Managing Director

LUX CAPITAL MANAGEMENT, LLC

By:           *
       Peter Hebert
 Managing Director

*
Peter Hebert

*
Joshua Wolfe

*/s/ Peter Hebert
Peter Hebert
As attorney-in-fact

This Schedule 13D was executed by Peter Hebert on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 30041T1043	13D	Page 15 of 18 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Everspin Technologies, Inc.

EXECUTED this 8th day of February, 2017.

LUX VENTURES II, L.P.

By:	LUX VENTURE PARTNERS II, L.P. General Partner

By:	LUX VENTURE ASSOCIATES II, LLC General Partner

By:	LUX CAPITAL MANAGEMENT, LLC Sole Member

By:           *
 Peter Hebert
 Managing Director

LUX VENTURES II SIDECAR, L.P.

By:	LUX VENTURE PARTNERS II, L.P. General Partner

By:	LUX VENTURE ASSOCIATES II, LLC General Partner

By:	LUX CAPITAL MANAGEMENT, LLC Sole Member

By:           *
       Peter Hebert
 Managing Director

LUX VENTURE PARTNERS II, L.P.

By:	LUX VENTURE ASSOCIATES II, LLC General Partner

By:	LUX CAPITAL MANAGEMENT, LLC Sole Member

By:           *
       Peter Hebert
 Managing Director

CUSIP No. 30041T1043	13D	Page 16 of 18 Pages

LUX VENTURE ASSOCIATES II, LLC

By:	LUX CAPITAL MANAGEMENT, LLC Sole Member

By:           *
       Peter Hebert
       Managing Director

LUX CAPITAL MANAGEMENT, LLC

By:           *
       Peter Hebert
 Managing Director

*
Peter Hebert

*
Joshua Wolfe

*/s/ Peter Hebert
Peter Hebert
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Peter Hebert on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 30041T1043	13D	Page 17 of 18 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter Hebert or Joshua Wolfe, acting singly, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of February, 2017.

Lux Ventures II, L.P.

By:          Lux Venture Partners II, L.P.
 its General Partner

By:          Lux Venture Associates II, LLC
 its General Partner

By:          Lux Capital Management, LLC
 its Sole Member

By:/s/ Peter Hebert
Name: Peter Hebert
Title: Managing Director

Lux Ventures II Sidecar, L.P.

By:          Lux Venture Partners II, L.P.
 its General Partner

By:          Lux Venture Associates II, LLC
 its General Partner

By:          Lux Capital Management, LLC
 its Sole Member

By:/s/ Peter Hebert
Name: Peter Hebert
Title: Managing Director

CUSIP No. 30041T1043	13D	Page 18 of 18 Pages

Lux Venture Partners II, L.P.

By:          Lux Venture Associates II, LLC
 its General Partner

By:          Lux Capital Management, LLC
 its Sole Member

By: /s/ Peter Hebert
Name: Peter Hebert
Title: Managing Director

Lux Venture Associates II, LLC

By:          Lux Capital Management, LLC
 its Sole Member

By: /s/ Peter Hebert
Name: Peter Hebert
Title: Managing Director

Lux Capital Management, LLC

By: /s/ Peter Hebert
Name: Peter Hebert
Title: Managing Director

/s/ Joshua Wolfe
Joshua Wolfe

/s/ Peter Hebert
Peter Hebert